EASTERN ENVIRONMENT SOLUTIONS, CORP.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

January 15, 2010
VIA EDGAR
John Cash
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Eastern Environment Solutions, Corp.
Form 10-K for Fiscal year ended December 31, 2008
File No. 0-31193

Dear Mr. Cash:

I am writing in response to your letter dated November 3, 2009.  The Staff’s comments are set forth below, indented, and are followed by our responses.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7.  Managements Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1.
We note your response to prior comment 1.  Please tell us and disclose in future filings the terms of the oral extension, the risks and potential consequences of not being able to come to a satisfactory written refinancing agreement, and the risks and potential consequences of not being able to repay or refinance your debt.

Response to Comment 1

As disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, the Company and the Bank have reached a written loan extension agreement, the terms of which are set forth in that filing.  The issues raised in this comment, therefore, are moot.

Item 8 Financial Statements and Supplemental Data, page 16
Note 2.  Summary of Significant Accounting Policies, page 25
Accounts Receivable, Page 26

2.
We note your response to prior comment 5.  Please tell us and disclose in future filings if, how and why the payment terms under the HMUAB management agreement changed upon suspension of operations.  Please address the potential risks and consequences of the government not going forward with the landfill project.  Also, please explain to us how and why you believe your accounts receivable are guaranteed.

Response to Comment 2

There was no change to the legal terms of the HMUAB management agreement when operations were suspended.  Payment was due on the 10th of the month.  As disclosed in our filings, however, HMUAB ceased to make timely payments during the suspension.

As disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2009, operations were restored in November 2009.  Therefore the issue posed in the comment regarding the effect of the government not going forward is moot.

In our response to prior comment 5, we characterized the account receivable from HMUAB as “guaranteed” because it has the full faith and credit of the Government of the City of Harbin behind it.  Please note that we have not included that characterization in any of our filings.

Advance to Suppliers, page 26

3.
Please clarify why you do not believe that your advance construction in progress payments qualify as “advance payments…paid at the time of purchase or soon before or after purchase of property, plant, and equipment…” under footnore 6 of paragraph 17(c) of SFAS 95.  It is not clear to us how or why payments related to construction in progress could qualify as “operating cash flows” based on the provisions of SFAS 95.

Response to Comment 3

Upon review, we have determined that the advance payments related to construction in progress should be classified as cash flows from investing activities.  In all our future filings, we will reclassify the advance payment related to construction in progress from operating activities to investing activities as per Staff’s comment.

4.
Please also explain to us how such amounts would result in a cash inflow as shown in the cash flow statement for the six months ended June 30, 2009 rather than a non-cash allocation to construction in progress.  It is not clear to us if or how the amounts under “advances to suppliers” and “additions to construction in progress” are related.

Response to Comment 4

When construction expenses are incurred with respect to which the Company has made an advance payment, we transfer the appropriate amount from advance to suppliers to construction in progress. After considering the Staff’s comment and relevant accounting literature, we have determined that in all future filings we will show the amount transferred from advance to suppliers to construction in progress as a non-cash allocation,  and we will only show the amount paid in cash in investing activities.

Revenue Recognition, page 26

5.
We note your response to prior comment 7.  Based on your description of the BOT agreement in the Business section, it does not appear that all of the material terms of the agreement are adequately disclosed, including payment terms.  It remains unclear to us how you determined that the agreement does not qualify as a right to use property, plant or equipment for a stated period of time under the conditions of paragraphs 7 and 12 of EITF 01-8.  In this regard, we note the existence of a “base fee” and your disclosure that during the time you operate the facility the BOT agreement enables you to “recover your investment plus operating and maintenance expenses.”  Please advise.

Response to Comment 5

In the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 we will include a summary of the material terms in the BOT agreement.

Due to the reason explained in our 10-K and 10-Q filings, our business was suspended during recent periods. During the suspension period, HMUAB was still obligated to compensate us a minimum fee equivalent to the fee for disposing 800 tons of waste per day (the “base fee”). For the year ended 12/31/2008 and for the three quarters ended 09/30/2009, all of our revenues were from the base fee.  However, in accordance with the BOT agreement, once the construction phase is completed, our contract services will be paid based on the actual monthly production volume of the landfill during the contract period.

After review of paragraphs 7 and 12 of EITF 01-8, management believes that the BOT agreement does not qualify as a right to use property, plant or equipment, because none of the conditions specified in paragraph 12 of EIFT 01-8 is met in this case.

HMUAB, which uses the property, plant and equipments for waste disposal, is considered as the purchaser (lessee) for purposes of this analysis. The Company, which built the landfill, purchased the equipment and operates the landfill, would be considered the seller (lesser). In this case, however, HMUAB, which purchases the services from the Company, (a) does not have the ability or right to operate the property, plant or equipment or direct others to operate them, and (b) does not have the ability to control physical access to the property, plant or equipment.  In addition, the price that the purchaser will pay is fixed per ton of waste disposed.

Accordingly, none of the conditions mentioned in paragraph 12 of EIFT 01-8 is met.  We believe, therefore, that the BOT agreement does not qualify as a right to use property, plant or equipment.

6.	Please tell us and disclose in future filings the specific terms of the BOT agreement including the basis for determining the contract revenues and payments.

Response to Comment 6

As per Staff’s comment, the Company will disclose in future filings the specific terms of the BOT agreement, as follows:

The BOT agreement between Harbin Municipal Urban Administrative Bureau (“HMUAB”) and Harbin Yifeng Group Co., Ltd. (“Yifeng”) provides for the construction and operation of the Harbin Xiangyang MSW Landfill (the “Landfill”).  The agreement has a term of 18 years and three months, including a 15 month construction period and a 17 year operation period.  HMUAB agreed to provide 40 hectares of land for the project, free of charge, and to provide the infrastructure necessary for the construction of the Landfill.  Yifeng agreed to fund the construction of the Landfill to a disposal capacity of 1,200 tons per day, which is expected to entail a commitment of 120 million RMB (@$17.5 million).  Yifeng’s obligation is secured by a bank letter of credit equal to 30% of its financial commitment.  During the term of the agreement, Yifeng will manage the Landfill, and HMUAB will pay Yifeng a monthly fee equal to 42 RMB (@$6.14) per ton of waste accepted by the Landfill.  Yifeng has the right to seek price adjustments based on documented expenses.  HMUAB guarantees a minimum of 800 tons of waste per day will be delivered to the Landfill.  Upon termination of the agreement, Yifeng will have no further obligations, but all of the assets related to the Landfill operation will become property of HMUAB free of liens.

7.
We note your response to prior comment 8 that you have not been informed of a “specific date” for completion of the relocation, which will precede your return to operations.  Please tell us and disclose in future filings an estimate of such events based on your discussions with the government.

Response to Comment 7

As disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2009, operations were restored in November 2009.  Therefore the issue posed in this comment is moot.

Note 3.  Property and Equipment, Net.  Page 32

8.
We note your response to prior comment 9.  Please confirm that you will include these supplemental disclosures in your future filings.  Please also include a disclosure of your actual utilization of the landfill disposal capacity for each period.

Response to Comment 8

The content of our response to prior comment 9 was summarized in Note 3 to the Financial Statements in the September 30, 2009 10-Q that we recently filed, and will be included in future filings.  In addition, future filings will include a disclosure of our actual utilization of the landfill disposal capacity for each period.

Note 5.  Other Receivables, page 33.

9.	Please provide us your assessment of the impact of the improper cash flow classifications for each annual and interim period presented.

Response to Comment 9

The following table indicates the impact that reclassification of the cash flows relating to “other receivables” would have on the Company’s statements of cash flows.

	As Reported		As Reclassified

	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007	Year Ended Dec. 31, 2008	Year Ended Dec. 31, 2007
Net Cash Provided (Used) in Operating Activities	(720,936)	1,009,950	(406,558)	1,307,740
Net Cash Provided (Used) in Investing Activities	(857,722)	(107,886)	(1,172,100)	(405,576)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Net Cash Provided (Used) in Operating Activities	(632,544)	(259,967)	(596,501)	(104,220)
Net Cash Provided (Used) in Investing Activities	173,796	(198,643)	137,753	(354,390)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended\ June 30, 2008
Net Cash Provided (Used) in Operating Activities	(428,889)	(217,761)	(463,851)	19,716
Net Cash Provided (Used) in Investing Activities	24,705	(350,298)	59,667	(177,809)

	Nine Months Ended Sept. 30, 2009	Nine Months Ended Sept. 30, 2008	Nine Months Ended Sept. 30, 2009	Nine Months Ended Sept. 30, 2008
Net Cash Provided (Used) in Operating Activities	(145,857)	(362,281)	(178,398)	(71,982)
Net Cash Provided (Used) in Investing Activities	(300,880)	(728,960)	(268,339)	(1,019,259)

Yours.

/s/ Jianhua Sun

Jianhua Sun, Chief Financial Officer